Filed by Chicago Atlantic BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Real Estate Finance, Inc.

Commission File No.: 001-41123

The following disclosure was included in a Current Report on Form 8-K filed by Chicago Atlantic Real Estate Finance, Inc. on July 13, 2026 and relates to the previously announced merger of REFI with and into Chicago Atlantic BDC, Inc. For clarity in this filing, the defined term “REFI” is used below in place of “the Company.”

On July 9, 2026, Chicago Atlantic Real Estate Finance, Inc. (“REFI”) entered into a Loan Agreement (the “Loan Agreement”) with Koach Capital Fund I LLC, Koach Capital Fund II LP, Koach Capital Fund III LP and their respective wholly owned subsidiaries (collectively, “Koach”), pursuant to which REFI issued 4,306,754 shares of REFI’s common stock, par value $0.01 per share (the “Common Stock”), at a price of $14.53 per share, in a private placement transaction, in exchange for second lien promissory notes issued by Koach in an aggregate principal amount of approximately $62.5 million (individually, each a “Note” and collectively, the “Koach Notes”). The shares of Common Stock issued to Koach represent approximately 16.8% of the shares of Common Stock outstanding immediately after giving effect to the issuance.

The Koach Notes are individually secured by mortgages on 32 retail and related properties leased to cannabis operators and are subordinate to senior first lien indebtedness in an aggregate principal amount of approximately $39 million as of the closing date.

The Koach Notes bear interest at an aggregate rate of 12.0% per annum, comprised of 10.0% payable in cash and 2.0% payable in kind, with cash interest payments due and payable monthly, and have an aggregate weighted average time to maturity of approximately 12.0 years. The Koach Notes provide for an exit fee of 2.5x the commitment amount of each Note. The Koach Notes contain customary events of default, including failure to pay amounts when due, breaches of covenants, cross-defaults to the related senior first lien indebtedness, and bankruptcy and insolvency events with respect to the applicable Koach entity, upon the occurrence and during the continuance of which the holder may accelerate the amounts due under the applicable Note.

No underwriter or placement agent was engaged by REFI in connection with the transaction, and no underwriting discounts or commissions were or will be paid by REFI.

Additionally, all Koach investors are subject to the terms of a lock-up letter pursuant to which they agree not to sell, transfer, pledge, or otherwise dispose of the Common Stock for a period of (i) three months (with respect to 20% of the Common Stock issued to such investor) and (ii) six months (with respect to the remaining 80% of such Common Stock), in each case following the closing date, subject to limited exceptions.

As previously announced, on June 17, 2026, REFI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chicago Atlantic BDC, Inc. (“LIEN”) and the other parties thereto, pursuant to which, subject to the terms and conditions set forth therein, REFI will merge with and into LIEN, with LIEN continuing as the surviving company (the “Merger”). The issuance of the Common Stock and the acquisition of the Koach Notes described above are permitted under the terms of the Merger Agreement. The shares of Common Stock issued in the transaction will increase the number of shares of Common Stock outstanding and, accordingly, will be reflected in the inputs used to determine the exchange ratio for the Merger in accordance with the Merger Agreement.

Additional Information and Where to Find It

In connection with the Merger, LIEN intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form N-14 (the “Registration Statement”) that will include a joint proxy statement of REFI and LIEN and that also will constitute a prospectus of LIEN (the “Joint Proxy Statement/Prospectus”). INVESTORS AND SECURITY HOLDERS OF REFI AND LIEN ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REFI, LIEN, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's website, www.sec.gov, or from each company's investor relations website at www.investors.chicagoatlanticbdc.com (LIEN) and www.investors.refi.reit (REFI), or by directing a request to LIEN@chicagoatlantic.com (LIEN) or IR@REFI.reit (REFI).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval, in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

REFI and LIEN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of REFI and LIEN in connection with the Merger. Information regarding the directors and executive officers of REFI and LIEN, and a description of their direct and indirect interests in the Merger, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus when it becomes available and the other relevant materials filed or to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by terms such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “target,” “believe,” “plan,” “project,” “should,” “seek” and similar expressions, including statements regarding the Merger, the exchange ratio and the Koach transaction. These statements are based on REFI’s current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including the timing, completion and effects of the Merger and the possibility that it may not be completed on the anticipated timeline or at all; the satisfaction or waiver of the conditions to the Merger; the exchange ratio and the value of the merger consideration; changes in market conditions, interest rates, borrower and tenant performance, real estate valuation, and regulatory developments affecting the cannabis industry; and the other risks described in REFI’s filings with the SEC. Except as required by law, REFI undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.